UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          (Amendment No. 3)*


                           BGS SYSTEMS, INC.
                            (Name of Issuer)

                      COMMON STOCK $.10 PAR VALUE
                     (Title of Class of Securities)

                             55-44-2107
                           (CUSIP Number)

                C. Russel Hansen, Jr., c/o BGS Systems, Inc.,
       128 Technology Center, Waltham, MA 02254-9111, 617.891.0000
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box /    /.

Check the following box if a fee is being paid with this
statement /    /.  (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.  55-44-2107

1.	NAME OF REPORTING PERSON
  	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  	Robert P. Goldberg Revocable Trust #2
	  04-6764262

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  	(a)     /     /
	  (b)     /     /


3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

	None.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  	ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

  	Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER
  	None.

8.	SHARED VOTING POWER
  	519,661 (12/31/95)

9.	SOLE DISPOSITIVE POWER
  	None.

10.	SHARED DISPOSITIVE POWER
   	519,661 (12/31/95)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
   	519,661 (12/31/95)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   	SHARES*     /     /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   	16.7% (12/31/95)

14.	TYPE OF REPORTING PERSON*
   	OO



CUSIP No.  55-44-2107

1.	NAME OF REPORTING PERSON
  	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  	Judith N. Goldberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)     /     /
	(b)     /     /


3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

  	None.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER
  	4,000  (12/31/95

8.	SHARED VOTING POWER
  	519,661 (12/31/95)

9.	SOLE DISPOSITIVE POWER
  	4,000  (12/31/95)

10.	SHARED DISPOSITIVE POWER
   	519,661 (12/31/95)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
   	591,257  (12/31/95)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*     /X/

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   	19.0% (12/31/95)

14.	TYPE OF REPORTING PERSON*
   	IN




CUSIP No.  55-44-2107

1.	NAME OF REPORTING PERSON
  	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  	C. Russel Hansen, Jr.
	  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  	(a)     /     /
	  (b)     /     /


3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

  	None.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

  	Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER
  	8,576 (12/31/95)

8.	SHARED VOTING POWER
  	580,821 (12/31/95)

9.	SOLE DISPOSITIVE POWER
  	8,576 (12/31/95)

10.	SHARED DISPOSITIVE POWER
   	580,821  (12/31/95)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
   	589,397 (12/31/95)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*    /X/

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   	18.9% (12/31/95)

14.	TYPE OF REPORTING PERSON*
   	OO



Item 1.	Security and Issuer

Pursuant to Rule 13d-1 (f) (1) - (2) of Regulation 13-D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned, Robert P. Goldberg Revocable Trust #2 (the "Trust"), Judith N. Goldberg and C. Russel Hansen, Jr., sometimes hereinafter referred to as the "Reporting Persons," hereby file this Amendment No. 3 ("Amendment No. 3") to the original Schedule 13D Statement ("Original 13D") dated
January 24, 1994.


Item 2.	Identity and Background

There is no material change.

Robert P. Goldberg (the Grantor of the Trust and one of the trustees) passed away on February 25, 1994. Judith N. Goldberg and C. Russel Hansen, Jr. are the remaining two Trustees and the Trust has, in effect become irrevocable. The business address of the Trust and the Trustees is 128 Allerton Road, Newton, Massachusetts 02161.

Mrs. Goldberg has been a director of BGS Systems, Inc. since April 1994. She also serves as a Director and Chairman of the Board of Young Audiences of Massachusetts, Inc.

Mr. Hansen is Vice President and General Counsel of BGS Systems, Inc.

During the last five years, none of the Trust, Mr. Hansen or Mrs. Goldberg has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Mr. Hansen and Mrs. Goldberg are citizens of the United States of America.

Mr. Hansen is an independent trustee, and it is his position that he has not agreed to act in concert with any of the other trustees with respect to the Stock comprising a portion of the Trust's assets or the Childrens' Trusts' (as hereinafter defined in Item 5) assets.


Item 3.	Source and Amount of Funds or Other Consideration

There is no material change.

Robert P. Goldberg (the Grantor-Trustee) and the other trustees filed the original Schedule 13D to report the creation of the Trust. On January 14, 1994, Dr. Goldberg transferred by gift 519,661 shares of Stock to the Trust for the benefit of the Grantor, his spouse and children.


Item 4.	Purpose of Transaction

There is no material change.

On January 14, 1994, Robert P. Goldberg transferred, for no consideration, 519,661 shares of Common Stock of BGS Systems, Inc. ("Stock") to the Trust pursuant to the Robert P. Goldberg Revocable Trust #2 Trust Agreement (the "Trust Agreement") dated January 12, 1994. The Trust Agreement was filed as an exhibit to the original
Schedule 13D Statement dated January 24, 1994.

The Trustees have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of 13D. Mr. Hansen is an independent trustee under both trusts, and it is his position that he has not agreed to act in concert with any of the other trustees with respect to the Stock comprising a portion of the Trust's assets or the Childrens' Trusts (as hereinafter defined in Item 5) assets.


Item 5.	Interest in Securities of the Issuer

Item 5 is partially amended as follows:

The following information is provided in response to Item 5 of
Schedule 13D and the percentages are based on a total of 3,118,659 shares of Stock outstanding.

The Trust owns beneficially within the meaning of Rule 13d-3, 519,661 shares of Stock, constituting approximately 16.7% of the outstanding shares of Stock. Mr. Hansen and Mrs. Goldberg as trustees of the Trust with equal voting rights, have shared power (by majority vote) to vote and control the disposition of all of the 519,661 shares of Stock owned by the Trust.

Mrs. Goldberg owns beneficially, within the meaning of Rule 13d-3, 591,257 shares of Stock, constituting approximately 19.0% of the outstanding shares of Stock. These shares include: (a) 519,661 shares of Stock owned by the Trust, of which shares, Mrs. Goldberg as Trustee, has shared power to vote and control the disposition of all 519,661 shares, and (b) 4,000 shares which Mrs. Goldberg has the right to acquire within 60 days of December 31, 1995 through the exercise of options and excludes 10,000 shares of Stock subject to options which are not presently exercisable. The shares also include: (a) 6,436 shares of Stock held by Mrs. Goldberg's four children (1,609 shares each) who are of the age of majority and share Mrs. Goldberg's household and (b) 61,160 shares held by two unrelated co-trustees of four irrevocable trusts (15,290) shares in each trust) for the benefit of Mrs. Goldberg's four children created under the Childrens' Trusts Agreement. A copy of the Childrens' Trust Agreement was filed as an exhibit to the original Schedule 13D Statement dated January 24, 1994. Neither Mrs. Goldberg nor her children possess voting power or investment discretion with respect to the shares held in the Children's Trusts. Mrs. Goldberg disclaims beneficial ownership of all 67,596 shares.


Mr. Hansen owns beneficially, within the meaning of Rule 13d-3, 589,397 shares of Stock, constituting approximately 18.9% of the outstanding shares of Stock. These shares include (a) 519,661 shares of Stock owned by the Trust, of which shares, Mr. Hansen as Trustee, has shared power to vote and control the disposition of all 519,661 shares and
(b) 61,160 shares of Stock held of record by the Children's Trusts of which Mr. Hansen is a co-trustee and has shared power to vote and control the disposition of the 61,160 shares for the benefit of Mrs. Goldberg's children who are not related to Mr. Hansen. Mr. Hansen disclaims beneficial ownership of all 580,821 shares. The shares also include: (a) 2,576 shares owned by Mr. Hansen directly of which shares he possesses sole voting and dispositive power and (b) 6,000 shares of Stock subject to options which Mr. Hansen has the right to acquire within 60 days of December 31, 1995 through the exercise of options and excludes 4,000 shares of Stock subject to options which are not presently exercisable.

The Trustees of the Trust may make such distributions, from time to time, to such one or more members of the class consisting of the Grantor's spouse and the Grantor's issue as the Trustees deem necessary or advisable for the distributee's health, education or support, giving first consideration to the needs of the Grantor's spouse, even if the Grantor shall have failed to direct such distributions.

As previously discussed, Mr. Hansen, together with another unrelated trustee, pursuant to the terms of the Children's Trusts, has shared power to direct the receipt of dividends from, or the proceeds from the sale of Stock. The Trustees may make such distributions, from time to time, to such one or more members of the class consisting of each child, the child's spouse and issue as the Trustees deem advisable.

On December 29, 1995, Mr. Hansen acquired 133 shares of Stock of the Issuer through the first offering of the Issuer's 1995 Employee Stock Purchase Plan at a purchase price of $28.05 per share.

Mr. Hansen is an independent trustee under all trusts and takes the position that he has not agreed to act in concert with any of the other trustees with respect to the Stock comprising a portion of the Trust's assets.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

There is no material change.

Dr. Goldberg (the Grantor of the Trust and one of the trustees) passed away on February 24, 1994. Judith N. Goldberg and C. Russel Hansen, Jr. are the remaining trustees, and the Trust has, in effect, become irrevocable.

The rights, powers and duties of the Reporting Persons with respect to the Trust, the Children's Trusts and the shares of Stock held by the Trust and the Childrens' Trusts are set forth in the Trust Agreement for the Trust dated January 12, 1994 and the Trust Agreement for the Robert P. Goldberg Childrens' Trusts dated April 27, 1983. These two Trust Agreements were filed as exhibits to the original Schedule 13D Statement dated January 24, 1994.

Mr. Hansen is an independent trustee under all trusts and takes the position that he has not agreed to act in concert with any of the other trustees with respect to the Stock comprising a portion of the Trusts' assets.

Item 7.	Material to be Filed as Exhibits

Exhibit A 	Agreement Relating to the Filing of Joint Statements
                Pursuant to Rule 13d-1 (f)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : JANUARY 24, 1996      ROBERT P. GOLDBERG REVOCABLE TRUST #2

    By:  /S/ C. RUSSEL HANSEN, JR. FOR
 			-----------------------------------------
 			JUDITH N. GOLDBERG, TRUSTEE

				By:  /S/ C. RUSSEL HANSEN, JR.
				------------------------------------------
				C. RUSSEL HANSEN, JR., TRUSTEE

				By:  /S/ C. RUSSEL HANSEN, JR. FOR
				------------------------------------------
				JUDITH N. GOLDBERG, INDIVIDUALLY

				By:  /S/ C. RUSSEL HANSEN, JR.
				------------------------------------------
				C. RUSSEL HANSEN, JR., INDIVIDUALLY